EXHIBIT 4.2

BE IT RESOLVED, that pursuant to authority granted to the Deferred Compensation Committee by Section 7.1 of The Allstate Corporation Deferred Compensation Plan for Independent Contractor Exclusive Agents (the "EA Plan"), the EA Plan shall be amended to read as follows, effective as of April 24, 2003:

  1.
  Section 4.3(B)(4) is amended by revising the first sentence thereof to read as follows:

    "Subaccount #4—SSgA Daily EAFE Securities Lending Fund Series T—a fund, managed by State Street Global Advisors (SSgA), which invests in a diversified portfolio of stocks outside of North and South America."

  2.
  Section 4.3(b)(4) is amended by the addition of the following as the last sentence thereto:

    "Trading limits apply to investments in the Series T Fund."

  3.
  Section 4.3(c) is amended by revising the first sentence thereof to read as follows:

    "A Participant may change his Subaccount investment elections at such time and in such manner, and with respect to such existing Account balances and future contributions as the Committee shall determine; any such changes to be effective only in accordance with such procedures as established from time to time by the Committee."